                  [LETTERHEAD OF ARBOR NATIONAL HOLDINGS, INC.]



                                               March 10, 1999


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE: APPLICATION FOR WITHDRAWAL OF ARBOR NATIONAL HOLDINGS, INC. REGISTRATION STATEMENT ON FORM S-1 (REGISTRATION NO. 333-56889)

Ladies and Gentlemen:

     The undersigned Registrant, Arbor National Holdings, Inc. (the "Company"), pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-56889) (the "Registration Statement"), relating to 3,300,000 shares of Common Stock of the Company (the "Common Stock").

     The Registration Statement was filed on June 15, 1998, Amendment No. 1 thereto was filed on July 7, 1998, Amendment No. 2 thereto was filed on July 23, 1998, Amendment No. 3 thereto was filed on July 27, 1998 and Amendment No. 4 thereto was filed on August 4, 1998. The Registration Statement has not become effective and none of the Common Stock has been sold pursuant thereto.

     The Underwriters believe that current market conditions make it inadvisable for the Company to proceed with the offer and sale of the Common Stock. Accordingly, the Registrant believes that withdrawal of the Registration Statement would be consistent with the provisions of Rule 477.

     This request has been signed by a duly authorized officer of the Registrant, who is also the agent for service in the Registration Statement, pursuant to powers conferred upon him by Rule 478 of the Rules and Regulations under the Securities Act of 1933, as amended.

                                     ARBOR NATIONAL HOLDINGS, INC.

                                     By: /s/ Ivan Kaufman
                                        ----------------------------
                                        Ivan Kaufman
                                        Chairman, Chief Executive
                                        Officer and Agent for Service